UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-33709
CUSIP NUMBER:  16937S 10 2

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
______________________________________________________________________________

PART I -- REGISTRANT INFORMATION

China Architectural Engineering, Inc.

Full name of registrant:

N/A

Former name if applicable:

105 Baishi Road, Jiuzhou West Avenue

Address of principal executive office (Street and number):

Zhuhai 519070, People’s Republic of China

City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to prepare and review all necessary information and disclosures in its Annual Report on Form 10-K within the prescribed time period without incurring unreasonable effort and expense.  The Registrant experienced unanticipated delays in connection with the preparation and review of financial information due to significant deficiencies and/or material weaknesses identified in its internal controls.  The Registrant, as part of its Sarbanes-Oxley Act compliance procedures, has been conducting an assessment of its internal controls as of December 31, 2008.  Such procedures resulted in the identification of certain internal control deficiencies and/or material weaknesses.  Although the Registrant’s assessment procedures are not yet completed, the Registrant believes that the identified deficiencies, thus far, may constitute one or more material weaknesses.  The complete and final results of the Registrant’s assessment of its internal controls will be disclosed in its Annual Report on Form 10-K for the year ended December 31, 2008.  In addition, 2009 is the first year that the Registrant became an accelerated filer and thereby became subject to shorter filing deadlines for its annual report.  The Registrant will file its Annual Report on Form 10-K as soon as possible, and in any event no later than the fifteenth calendar day following the prescribed due date for such report.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Albert Grisel, CFO	(852)	2152-3528
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the sharp global downturn, which has severely reduced construction spending, unforeseen costs related to its acquisition of Techwell and weaknesses identified in the Registrant’s internal controls, the Registrant’s results of operations will be significantly less than fiscal 2007.  For the year ended December 31, 2007, the Registrant had net income of approximately $12.0 million.  The Registrant reported that the global recession has affected its activities in all markets, including China, the U.S., Southeast Asia and the Middle East, where it is active in Dubai and Qatar. It has reduced its projected scope of work to reflect a substantially more severe downturn than it expected when it last revised its revenue and net income guidance on December 15, 2008. At that time, it projected net income of $18 to $20 million for the 2008 calendar and fiscal year.  As of the date of this filing, the Registrant believes that a net loss is probable in 2008.  Upon the finalization of the Registrant's year-end closing processes and audit by the Registrant's independent registered public accounting firm, the Registrant will report its complete results of operations in its Form 10-K Annual Report.

China Architectural Engineering, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2009	By:	/s/ Luo Ken Yi
Luo Ken Yi
Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misinformation or omissions of fact
constitute Federal Criminal Violations (See 18 U.S.C. 1001).